Exhibit 99.1

Changyou.com Provides Guidance Updates for Fourth Quarter 2019

Beijing, China, February 7, 2020 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced that it has updated its previously-announced outlook for the fourth quarter of 2019, due to better than expected performance of the Company’s online game business. The updated guidance also reflects a tax benefit of US$19 million expected to be recognized for preferential enterprise income tax rates of some of the Company’s subsidiaries upon their receipt of 2018 Key National Software Enterprise status or 2018 Software Enterprise status.

For the fourth quarter of 2019, the Company now expects:

•	Total revenue to be between US$130 million and US$140 million, compared with the previous guidance of US$100 million and US$110 million.

•	Online game revenue to be between US$125 million to US$135 million, compared with the previous guidance of US$95 million and US$105 million.

•

Non-GAAP[1] net income attributable to Changyou.com Limited to be between US$60 million and US$65 million, and non-GAAP net income per fully-diluted ADS to be between US$1.07 and US$1.16. This compares with the previous guidance of non-GAAP net income attributable to Chanyou.com Limited between US$27 million and US$32 million, or between US$0.50 and US$0.60 per fully-diluted ADS. Share-based compensation expense to be around US$3 million in the fourth quarter of 2019, reflecting grants to certain key employees of share-based awards approved by the Company’s board of directors under a newly-adopted share incentive plan, as well as remaining share-based awards under 2014 Share Incentive Plan. Taking into account the impact of these share-based awards, GAAP net income attributable to Changyou.com Limited to be between US$57 million and US$62 million, and GAAP net income per fully-diluted ADS to be between US$1.06 and US$1.15. This compares with our previous guidance of GAAP net income attributable to Changyou.com between US$24 million and US$29 million, and GAAP income per fully-diluted ADS between US$0.45 and US$0.54.

As previous reported, for the fourth quarter of 2019 guidance, the Company adopted a presumed exchange rate of RMB7.10 = US$1.00, which compared with the actual exchange rate of approximately RMB6.91 = US$1.00 for the fourth quarter of 2018, and RMB6.99 = US$1.00 for the third quarter of 2019.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should

[1]

Non-GAAP results exclude share-based compensation expense. For an explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures applicable to the Company’s last-completed fiscal quarter, please see “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures” included in the Company’s earnings release for the quarter ended September 30, 2019, which was submitted to the Securities and Exchange Commission with a Form 6-K on November 4, 2019.

be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses and benefits are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions do not involve subsequent cash outflow, Changyou does not factor these in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation of GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued devaluation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S.

dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on March 28, 2019, and other filings with the Securities and Exchange Commission.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Limited (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com/.

For investor and media inquiries, please contact:

In China:

Mr. Yujia Zhao

Investor Relations

Tel: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1 (480) 614-3004

E-mail: lbergkamp@ChristensenIR.com